Exhibit 99.1

Maris-Tech to Present its Flagship Product - The Jupiter-AI - at the Commercial UAV Expo 2022

The Commercial UAV Expo is the leading international trade show and conference focusing on the integration and operation of commercial unmanned aircraft systems (UAS)

REHOVOT, Israel, Sept. 01, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech”), a B2B provider of intelligent video transmission technology, today announced it will attend the Commercial UAV Expo, presented by Commercial UAV News, the leading international trade show and conference focusing on the integration and operation of commercial UAS, to be held in in Las Vegas, Nevada, United States September 6-8, 2022.

Maris-Tech will display at the Commercial UAV Expo its flagship product- The Jupiter-AI, a high-end multiple-stream video platform with edge artificial intelligence acceleration, as well as its Jupiter-Nano and other miniature and low power platforms supporting streaming and recording.

“As we seek to extend our reach in the commercial field, the Commercial UAV Expo is an excellent opportunity to showcase our technologies to the civilian sector,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We have recently launched Jupiter-AI, a technology that can be used in autonomous drones, professional civilian applications, and more. As a result of its many advantages, such as its small size, its AI capabilities, and low latency video encoding and decoding, we believe the product can serve the commercial sector.”

Jupiter-AI will be presented at Booth #843 at the Commercial UAS Expo.

The Commercial UAV Expo showcases the world’s leading commercial UAS technology from airframes to sensors, software to services and more– allowing attendees to compare and test hundreds of the newest solutions all in one place.

Jupiter-AI was built on Halio’s powerful AI accelerator as a part of the Jupiter family of low latency video encoding and decoding platforms designed to manage multiple video channels. Jupiter features intelligent video transmission technologies with high quality video, superior energy efficiency, and miniaturized form. Jupiter AI is ideal for aerospace, defense, and homeland security applications. As with all of Maris-Tech’s other solutions, we believe that Jupiter AI offers best-in-class SWaP (Size, Weight, and Power), multiple streaming, high video quality, low latency, robust communication capabilities, and is extremely modular and flexible.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing  our belief that Jupiter AI offers best-in-class SWaP (Size, Weight, and Power), multiple streaming, high video quality, low latency, robust communication capabilities, and is extremely modular and flexible. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com